UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 7, 2020

BHP GROUP LIMITED	BHP GROUP PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

7 January 2020

Retirement of Andrew Mackenzie as Chief Executive Officer and Executive Director

Andrew Mackenzie retired as Chief Executive Officer and Executive Director of BHP Group Limited and BHP Group Plc on 31 December 2019.

ASX Listing Rules Appendix 3Z

Final Director’s Interest Notice

Name of entities	BHP Group Limited	BHP Group Plc
	ABN 49 004 028 077	REG NO 3196209

We (the entities) give the ASX the following information under listing rule 3.19A.3 and as agent for the Director for the purposes of section 205G of the Australian Corporations Act.

Name of director	Andrew Mackenzie
Date of last notice	22 November 2019
Date that director ceased to be director	31 December 2019

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

N/A

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities

1. Pershing Nominees held jointly by Andrew Mackenzie and Elizabeth Mackenzie, of which Andrew Mackenzie is a beneficiary.	1. 266,205 ordinary shares in BHP Group Plc

2. Pershing Nominees held jointly by Andrew Mackenzie and Elizabeth Mackenzie, of which Andrew Mackenzie is a beneficiary.	2. 125,228 ordinary shares in BHP Group Limited

3. Maximum number of unvested Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan as at the date of this notice.	3. 1,640,452

As at 31 March 2020, the date of Andrew’s Mackenzie’s retirement, the current maximum number of unvested Performance Shares will be reduced from 1,640,452 to a maximum of 936,656 retained unvested Performance Shares to reflect the period of elapsed employment service in relation to each grant (and 703,796 Performance Shares will lapse). 936,656 will then be the maximum number of Performance Shares that may vest – the actual number of Performance Shares that will vest will depend on the satisfaction of the applicable relative total shareholder return performance hurdle. If the performance hurdle is met the Remuneration Committee also conducts a holistic performance review at vesting time and has an overriding discretion under the Long Term Incentive Plan rules to reduce the number of Performance Shares that vest. Accordingly, the vesting outcome and the number of Performance Shares that will vest is unknown at this time.

4. Deferred Shares (ordinary shares in BHP Group Limited) under the Short Term Incentive Plan.	4. 77,906

Part 3 – Director’s interests in contracts

Detail of contract	Nil

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

No. and class of securities to which interest relates	N/A

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew	Tel:	+61 3 9609 3730
		Fax:	+61 3 9611 1044

ANDREW MACKENZIE: SECTION 430 (2B) COMPANIES ACT 2006 STATEMENT

BHP Group Limited and BHP Group Plc (collectively, “BHP”) confirm that Andrew Mackenzie retired as an Executive Director of the Company on 31 December 2019. The following information is provided in accordance with section 430 (2B) of the UK Companies Act 2006:

BHP’s Remuneration Report for the financial year ending 30 June 2020 will include the remuneration earned by Mr Mackenzie during the financial year ending 30 June 2020 in respect of his appointment as Chief Executive Officer and Executive Director of BHP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: January 7, 2020	By:	/s/ Geof Stapledon
	Name:	Geof Stapledon
	Title:	Company Secretary